Exhibit 99.1

PRESS RELEASE

AC Immune Announces Positive Preliminary Phase 1 Data for NLRP3 Inhibitor ACI-19764

●ACI-19764 is an orally available inhibitor of the NLRP3 inflammasome
●Preliminary data showed ACI-19764 was safe and well tolerated across single and multiple ascending dose cohorts with confirmed CSF penetration
●Based on PK data the therapeutic dose is expected to be ≤10mg once daily
●To rapidly evaluate the anti-inflammatory activity of ACI-19764 (effect on hsCRP), dosing of a cardiovascular risk cohort is now underway with initial results expected by year end
●Full results from the Phase 1/1b trial are expected in H1 2027

Lausanne, Switzerland, August 20 2026 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company developing targeted therapeutics for neurodegenerative diseases, today announced positive interim results from a Phase 1 first-in-human clinical study evaluating ACI-19764, its wholly-owned, orally administered small molecule inhibitor of the NLRP3 inflammasome.

The Phase 1 study is investigating the safety, tolerability, pharmacokinetics (PK), and pharmacodynamics of ACI-19764 in healthy volunteers in Europe. Preliminary results demonstrate that ACI-19764 was safe and well-tolerated to date across both single ascending dose (SAD) and multiple ascending dose (MAD) cohorts, including doses up to 20mg per day (SAD), with a serum half-life greater than 30 hours. There have been no serious adverse events to date and no treatment withdrawals. Clear evidence of brain penetration was observed based on cerebrospinal fluid (CSF) exposure. Daily doses ≤10mg achieved PK concentrations above the IC90 and blinded review of whole blood assay data showed dose dependent inhibition of IL-1beta release.

The trial has now commenced dosing of first patients with cardiovascular disease risk, as determined by elevated serum levels of high-sensitivity C-reactive protein (hsCRP) and the presence of either type 2 diabetes and/or obesity. Recruitment of this Phase 1b cohort is ongoing and initial results are expected before year end.

Martin Zügel, interim CEO of AC Immune SA, commented: “These first-in-human data for ACI-19764 are encouraging, and represent not only an important milestone for this program, but also the wider clinical momentum of our wholly-owned programs. Based on these preliminary results, and previous preclinical studies, we are now poised to deliver key clinical evidence of anti-inflammatory activity (hsCRP inhibition) in the coming months. We believe ACI-19764 has the potential to be a powerful NLRP3 inhibitor, and we look forward to further exploring its therapeutic potential.”

Francesca Capotosti, Senior Vice President, Research at AC Immune SA, commented: “Chronic inflammation causes or exacerbates many different conditions, including CNS diseases, and with ACI-19764 we are able to precisely target the intracellular NLRP3 complex to inhibit the production of potentially harmful downstream pro-inflammatory factors.”

Kirsten Scott, Clinical Lead at AC Immune SA, commented: “NLRP3 inhibitors are a growing modality, and with such a wide range of potential therapeutic applications in neurodegenerative diseases and beyond, we are optimistic that ACI-19764 can represent a transformational treatment option for patients with unmet medical needs.”

Exhibit 99.1

PRESS RELEASE

ACI-19764 targets the NLRP3 inflammasome to inhibit the production of pro-inflammatory factors and reduce chronic inflammation thought to be associated with disease progression in multiple inflammatory disorders, metabolic diseases, and neurological diseases. Supported by a strong preclinical data package (including 3-month toxicology data), ACI-19764 continues to advance through its Phase 1/1b clinical study, with additional data expected in H1 2027.

About ACI-19764

ACI-19764 is an orally available, brain penetrant, small molecule drug candidate which specifically inhibits the NLRP3 inflammasome. It has shown high potency in vitro as demonstrated by the downstream inhibition of IL-1β production by human macrophages and human whole blood with an IC50 in the range of 2-20.5nM. ACI-19764 statistically significantly inhibited neuroinflammation in vivo through reduced activation of Iba1+ microglial cells and GFAP+ astrocytes in preclinical models (including experimental autoimmune encephalitis (EAE) and chronic LPS-mediated central nervous system (CNS) inflammation), demonstrating its strongly competitive profile and high potential for broad application in both peripheral and neurologic therapeutic areas.

About AC Immune SA

AC Immune (NASDAQ: ACIU) is a clinical stage biopharmaceutical company developing a pipeline of products, including both active immunotherapies and small molecules, targeting key misfolded proteins and pathways for the treatment of multiple neurodegenerative diseases. The company has a growing focus on its wholly owned proprietary clinical-stage programs, including: ACI-7104, an active immunotherapy targeting α-synuclein (α-syn) in Parkinson's disease; and ACI-19764, a small molecule inhibitor of the NLRP3 inflammasome. In addition, an early-stage small molecule development program targeting intracellular a-syn is advancing towards the clinic.

ACIU has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding and >$4.5 billion in potential milestone payments, plus royalties from sales. ACIU’s pharma-partnered programs, all in Alzheimer’s disease, include: a collaboration on ACI-24, an active immunotherapy targeting Abeta; a collaboration on ACI-35 targeting phospho-Tau; and a collaboration developing brain-penetrant small molecule drugs targeting intracellular pathologic Tau.

All trademarks used or mentioned in this release are protected by law. The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

Exhibit 99.1

PRESS RELEASE

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Optimum Strategic Communications Nick Bastin, Joshua Evans, Aoife Minihan, Ben Cowe Phone: +44 (0) 20 4566 8543 Email: acimmune@optimumcomms.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.